Filed by Omnichannel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: July 29, 2021

Moderator:

Two, one. We're live now. Thanks, everyone, for coming to RSPAC for our most newest AMA with Kin Insurance and Sean Harper and Matt Higgins. Hello. How are you guys doing? Thank you for joining us.

Matt Higgins:

Doing great.

Sean Harper:

Good. Thanks for having us.

Moderator:

Yeah. So we're really excited to have you guys. We've been the most [inaudible 00:00:24] two or three groups that we brought to here to RSPAC were about insurtech, and it's actually really exciting stuff to hear about and how the industry is changing. So tell us about yourself, Sean, a little bit about your background, who you are.

Sean Harper:

Yeah. I've been doing this fintech stuff for a long time now, and growing up, I was interested in two super nerdy things. I was interested in computers, and I was interested in the financial system. So I'm coding and reading Milton Friedman books and stuff. Actually, my first business was an e-commerce company, and we got just really taken advantage of by our payment processor. I was like, "That's it. I'm going to start a payment processor," not knowing anything at all about it. So I did that, and that was a good business. I sold it, and I worked at the acquire for a little while. Then my co-founder, Lucas, and I were sort of looking around. We're like, "Cool. We're done with that right now. What are we going to do next?"

Sean Harper:

We were just looking for another financial product, and I love fixing finance because if you look at the center of a bank or insurance company or whatever, they're all software companies in disguise that aren't that good at software. They're also a huge part of our lives. They're a huge amount of money. They're sort of like when they're run poorly, they're a tax on everybody, basically. So I just love fixing them.

Sean Harper:

So five years ago, we looked around, and we were like, "Well, home insurance looks" ... We looked at everything. We did the whole management consultant thing, looked at all the different lines of financial services and figured out which ones were the most broken. Home insurance is super broken, especially for people who live in areas where there's more weather volatility, which unfortunately is more and more of the world, as we're seeing. Just look at the news headlines for the last two weeks.

Sean Harper:

Those customers in particular are very poorly served by their insurance companies. The expense ratios of insurance are really high, and they haven't budged. As the price of every other financial product keeps going down, the cost of insurance is going up, and the overhead associated with that is going up. So it's not an efficient experience. It's not a good experience. When you go to get insurance, it's a pain in the butt. You have to fill out a lot of forms. You have to talk to a guy more than you probably want to. You can't just do it like signing up for a credit card or buying something online. You should be able to.

Sean Harper:

Then the industry also is not taking advantage of a lot of this data. I just love getting into the data stuff, because there's so much data out there about homes and weather.

Moderator:

Sorry, guys.

Sean Harper:

We've got a guest. Nice. They're not taking advantage of it. So that's what gets me fired up. This is a really fun business, actually. Our customers are actually super, super happy that they can get insurance at a good price and with a lot of convenience, with a good customer service. It's cool.

Moderator:

No, that's awesome. Technology has changed a lot of stuff and specifically software and then specifically machine learning and artificial intelligence. Whatever we have it or whatever iteration level we have it now is really changing a lot of industries. That's what I'm beginning to appreciate with these AMAs. So that's awesome. How about you, Matt? What brought you into the SPAC world? Tell us a little bit about yourself as well.

Matt Higgins:

Okay. Well, I'm from New York, born in Queens. I'm an operator in my DNA. I've managed to be fortunate to be involved in a number of different careers. My early days was actually in government, and I ended up helping to oversee the rebuilding of the World Trade Center site. I was a chief operating officer of the agency that was created in the aftermath of the attacks to help rebuild New York City. So I tend to gravitate towards hard things and complicated things and very big projects.

Matt Higgins:

From there, I transitioned to sports. I ended up becoming the executive vice president of the New York Jets and overseeing the business operations of the team. Complicated business, and that's where I met Gary Vaynerchuk. I basically became family with Gary, and then I partnered up with Steven Ross at the end of that eight-year run and created a venture firm hybrid incubator, the goal of which was to back amazing founders who are looking to disrupt industries, in some cases, incubating from scratch or a founder at an inflection point who needed a boost to go the rest of the way.

Matt Higgins:

So I've spent the last, I don't know, almost nine years now backing businesses. Rezi was my partner, Ben Levinthal. We created a competitor to OpenTable, which we exited to Amex. I'm partners with David Chang. Those out there might know Dave and Momofuku and Christina Tosi at Milk Bar. So I just love playing a supporting role in the founder journey. I think I say I'm an operator first, investor second. So when I see a problem on an Excel sheet, I don't sort of say, "What do we do now?" I get my hands dirty. I always like to say I take custody of problems, not credit. So I like to get involved.

Matt Higgins:

In particular, digital is my passion. I teach a course at Harvard Business School, co-teach called Moving Beyond Direct to Consumer, where I have the benefit of seeing amazing DTCs across the country. Some of them, I invested in with my partner, Jesse Derris, and I teach about them. That was the genesis of the SPAC, this great digital pivot that took place as a result of the pandemic. I stole that from my co-chair, Kevin O'Leary, but this great digital pivot where we compressed years and years of e-commerce adoption into 18 months, was going to spawn a number of incredible great businesses or accelerate them. So I decided to form this SPAC of fellow operators. We have about 10 founders and our team at OCA with the goal of identifying a digitally fueled business that was disrupting a change-resistant industry. That's how I found Kin, and I couldn't think of something that more aptly fits that definition than insurance, which has been really slow to adopt, and the work that he's doing in homeowners.

Moderator:

Hmm. That's awesome. Tell me a little bit more about the Harvard program. Is that how you discovered Sean? Where did you guys actually meet and a little bit more about the Harvard program?

Matt Higgins:

Yeah. So the Harvard program, I've always wanted to teach, and I approached Harvard about putting together a course, which we worked on for almost a year. The premise was in all my investing, I kept encountering founders who had spent a ton of money to get an MBA. I went to law school. I don't have an MBA. So this was probably born out of naivete, but I was like, "Wait. If you spend a quarter of a million dollars on a degree, shouldn't you know when is the right time to go on Amazon?" I kept meeting founders with these fundamental questions, and I was like, "Well, what if we could create a program that's like Apex Technical School meets Harvard, where you actually are providing real-world, real-time information that helps founders who are looking to either invest or create a business or even investors?"

Matt Higgins:

So we put together this course where we bring together the best and brightest minds of direct to consumer. The premise of it to a large extent is that eventually, you obviously have to expand your channels to be effective. A lot of times, with direct to consumer, it's a way for an upstart to disrupt an industry and sort of wedge their way in. But let's do an example of consumer product goods. You launch as DTC, but eventually you find yourself back in the aisles of Whole Foods, right? So that's the premise of the course, is deconstructing the omni-channel journey.

Matt Higgins:

But what's interesting about Kin, what I love about what Sean has done, if insurance could have been sold direct to consumer 50 years ago, that's how it would have been done. This is a virtual product. It's the equivalent of walking into a strip mall to buy an NFT, nod to Gary and all those people out there who are a part of his group. But it doesn't make any sense. But it couldn't be done. What I love about what Sean is doing, and I always say this. Complexity can become its own moat. It's really hard to figure out how to underwrite a home, and Sean has figured it out. So I didn't actually meet him through Harvard. I met him because he was on our radar with my team, along with other great businesses.

Moderator:

Okay. That is awesome. Thanks for sharing that, Matt. Really appreciate it.

Matt Higgins:

Thank you.

Moderator:

Sean, I went through your video, the advert on the website. I didn't know this before, the number of states you operate in. What are the states you currently operate in? What's your thinking on why these particular states, and where are you guys going to be heading in the future?

Sean Harper:

Yeah. So we're only live in three states, believe it or not, Florida, Louisiana, and California. Now, those three states are huge, right? It's actually 20 billion. The whole homeowner's market is a little bit more than 100 billion. So those states are 20 billion. We really like to focus on states where the state is large, because there's an overhead to go into each of these. Insurance is regulated on a state by state basis, so there's an overhead to going into a new state. So you want a large state. We like states also where the average policy size is large, because I'd much rather ... It's just a better business to be selling a $2,000 policy in Florida versus a $500 policy in Oregon.

Sean Harper:

We also like states where there's been some type of dislocation and where there's a real need for insurance. So where I live in Illinois, actually, the insurance market functions very well. There haven't been a big increase in natural disasters. The insurance is plentiful. People have a lot of choices. If you go to Louisiana, totally different story. If you go to California, especially outside of the cities, totally different story. If you go to Florida, totally different story. Insurance is an even more important part of people's lives there, and it's working worse.

Sean Harper:

So we've been really focused on states that meet those three criteria. There are a lot of states that meet those criteria. It's a little bit less than half of the market. So I'd say of a little bit more than 100 billion, about half of that, about 40 billion of that are in these sort of like dislocated areas. Those are also areas where our data advantage is exceptionally useful, because we're so good at understanding the physical properties of the home in an automated way, and that's really what you're using when you're underwriting pricing. The difference in the slope of your roof makes a huge difference in Florida, where the wind gets super gusty, versus in Wisconsin, it doesn't matter. You can just sort of guess at it. That's sort of what the insurance industry has been doing for so long. So we like those states.

Sean Harper:

The other factor that's at play is you actually need to get regulatory approval to go into all these other states, and it takes time to do that. So one thing that we're really excited about, and we announced this last week, was we're actually acquiring this sort of dormant set of insurance licenses that will help us get into a lot more states a lot faster than we otherwise would have. So we will be launching more states, but we're going to be pretty systematic about it, and you're not going to see us in 40 states tomorrow, even though we have the licenses for it. We're going to be focusing on those sort of more coastal or the Western states that are more fire-exposed, because that's where the need is the greatest.

Moderator:

Okay. I have a two-part reply to your answer, which was quite extensive. Number one, so from the video, it looked like you'll be focusing on limited number of large states where your business plan and your algorithm can be leveraged and maximized. Is that [crosstalk 00:11:58]?

Sean Harper:

Yes. You put that very well. Yeah.

Moderator:

Then the second part is-

PART 1 OF 4 ENDS [00:12:04]

Moderator:

And then the second part is how do you even benefit from a state where there's more disasters? If I was in risk mitigation, risk minimization, I would stay away from a state like that.

Sean Harper:

Well, that's what it seems like at first. But the reality is that what you're really trying to do in insurance is charge the appropriate price, and provide the appropriate coverages for the risk. So you're really not trying to avoid risk. You're trying to accurately manage and price risk. And in some of the areas where you would think it's the easiest to make money, the low risk areas, it's actually really hard to make money because how do you get an advantage there? And the underwriting is so simple and so commoditized that it's actually much harder to build a good business there. And so and then the other part of it is just like, as an entrepreneur, I don't get any pleasure. I mean, I get, well a little bit. I get a lot less pleasure out of providing sort of a me too product in a market where people don't really care that much about it. What really fires me up is figuring out a new way to do something, to provide a product that people really, really need.

Moderator:

That's awesome. Thank you. I'm sorry. My cat has just snuck into the office.

Sean Harper:

He's interested. He wants to hear about insurance.

Moderator:

He wants to learn a little bit about [crosstalk 00:13:22].

Matt Higgins:

...who doesn't, Sean?

Moderator:

The other question I want to ask is for Matt. Matt, what does Omni-channel Acquisition Corp bring to the table for Kin, and as they grow?

Matt Higgins:

Well, one of the things I love about Shawn, and it does speak to the complexity of what they built. He spent the last several years with his co-founder Lucas, Angel, the entire team, incredible people, building a really complicated product and testing it through simulations and obviously real live exposure, but they've kept their head down. They've done that. And I would say, and he would, Sean, would acknowledge this, that they haven't maximized brand, right? They've created a performance marketing machine to enable them to convert and acquire customers at a very high LTV to CAC ratio, which when you go into the investor presentation, you could read more about it, but really phenomenal unit economics. But at the same time, there's an opportunity to really build a brand. And I think that's where we come in. My partner is Gary Vaynerchuk. Together, we own VaynerMedia.

Matt Higgins:

We've got some great people on our team of board and advisors, Christina Tosi, Bobby Brown, a lot of people who know what it takes to build an enduring brand. And I think that's where there's a ton of upside with Kin. I'm also the vice chair of the Miami Dolphins with my partner. I have a lot of deep relationships and ties to the Florida market. So I've been able to help advise Sean and the team about how do we go deeper? How do we make sure that anyone in Florida, when they're thinking about homeowners insurance, they think about Kin, because Florida is in a crisis right now. If you Google right now, every single day, there's another article about insurance carriers simply leaving the marketplace. And that's not a viable response to climate change.

Matt Higgins:

Like maybe today that might work as a mitigation strategy, but 10 years from now, climate change is everywhere. And so we need to stay. We need to create hardened societies, hardened homes, and Florida is obviously an important place to do that. So the role that we're going to be playing, many roles, with Sean, I feel like I'm the first text in the morning. And the last thing text to tuck them into bed. It's like, we're going to work really hard on the Florida market, and how to make sure that Kin is top of mind.

Moderator:

That's awesome. I know Florida really well. Like a lot of people in the Midwest, we go to the Gulf Coast for winter vacation. We go to St. Pete, and Clearwater Beach and so forth. And I can clearly tell watching for the past 10 years that things are changing. For sure. I'm not obviously so intimate and aware about the insurance industry, but as a scientist, from the perspective of climate change, I can see how those changes are happening in how companies could be exiting the market. So that's a good place to build a business for sure. Another question, Matt. What are the top three challenges that you see a new public company that they typically face? Is it scaling? Is it growth? Is it management of cash? What do you see as the three top problems?

Matt Higgins:

That's a great question. No particular order, I would say, and again, in my time on Shark Tank, it's the same message we always give to an entrepreneur, know your numbers, right? So when you're transitioning from a private company to a public company if there is a miss as a private company and you don't have a full handle maybe the VCs will be forgiving. The market is much less forgiving. So number one, you have to transition obviously to make sure not only do you have a complete handle on your business, but you're able to go ahead and forecast to a reasonable degree, right? So, that's, I would say is number one. Number two, you need a different level of infrastructure in order to be a public company, obviously much more regulated, different obligations. And so transitioning from private to public. Transitioning from bootstrapped to well-funded is a kind of an interesting transition we don't talk a ton a lot, I see.

Matt Higgins:

That's probably one of the number one issues I work with founders about like, "That's great, but what got you here is not what's going to get you there. So it's terrific you got here were very little." Kin is a perfect example of being incredibly capital efficient to where they got here relative to their peer group. But then at the same time, you now need to transition to investing in infrastructure. Three, I would say, you need to execute on becoming a public company, but at the same time, can't lose sight of the fact that you have to run a business. So it is very all consuming. It's very stressful. Sean, you want a cool character like Sean to be running an insurance company, but remarkably able to navigate the stress that goes with it.

Matt Higgins:

But of course it's a lot of pressure. So stay focused on your business. And I would say four, you have to be able to communicate your vision and story, right? You can't hope and expect that the market is just going to discover that you're an incredible company. You have to make sure that you're out there and you're comfortable communicating to shareholders and stakeholders and employees. So there's a new level of expectation around communication about communicating your vision that maybe you didn't have to do when you were a private company. So those are my four. No particular order.

Moderator:

Okay. One of those four that I'm really interested in knowing more is the infrastructure. Can you elaborate more on that? What do you mean by building up on your infrastructure?

Matt Higgins:

I'd say the number one areas where companies are transitioning from private to public, obviously, is finance function. It's investor relations function to be able to communicate with the street. It's the legal function, so you can handle regulatory and compliance, just a lot of functions that wouldn't necessarily exist in a private company. And so you want to make sure that whoever you're partnering with, whether it's a SPAC or a bank that you have somebody who could help mentor and guide that when I put together the team of Omni, I wanted to make sure that I had individuals who had public company operating experience. So I recruited Al Carey, former CEO of Pepsi, North America. He's an advisor on my team and I recruited Delfi Bernard, who's former head of finance at Uber who had that sort of practical finance experience. And we have a lot of other individuals that we tasked, but you want to make sure you have people you can rely on who could help mentor you as you transitioned from private to public.

Moderator:

No, that's fair. PR and public relations is something that is sometimes underrated, especially with 300 SPAC's right now and so many new companies going public turning through Sean, can you tell me a little bit more about the four proprietary tools to automate, predict, analyze your data? The ones mentioned on your site Maestro, KIN Bot, Kinfidence, and Thunderwriting.

Sean Harper:

Yeah, absolutely. So, [inaudible 00:19:42] you think about the proprietary tech, there's all the business model stuff, which is one thing, but at its core, Kin is a tech company. And one piece of proprietary tech that we've written is this policy admin system. This is like the guts of an insurance company. So legacy insurance company either is running off of sort of this mainframe system that could be 30, 40 years old, or they're using something like a Guidewire, Duck Creek is off the shelf. It's not proprietary. It's not really advantaged. So, that's one thing is our paths, our policy admin system is super cutting edge. It's built exactly for what we need. It gives us a ton of advantages. And then the other thing is what you're asking about, which is this data infrastructure. And so we have a few different systems within that. And really the point of this data infrastructure is that we're the best at understanding the physical properties of a home, especially relative to its geography.

Sean Harper:

So, what Maestro does is it makes it really easy to plug in and out, new data sources, and this could be an API. It could be something we're scraping off of a site. So, for example, building permits, they're public records, you could scrape them. They're all different. They're hard to interpret. It's all unstructured data. It could be a database where we're like downloading something and self hosting it, and making it searchable. And so that's, Maestro, it makes it easy to plug in and out new data sources. Then we have KIN Bot. And if you walk into an insurance company or an insurance agency, what you'll see is there are a lot of people sort of reading documents. And what we've done is we've actually replaced those people within OCR layer. So think about something like a home inspection, or like a picture of the roof of the home, or a picture of the side of the home.

Sean Harper:

These things are all getting sent into the KIN Bot, which is taking all of the unstructured data there and extracting it to structured data, replacing the people. Maybe we've seen some insurance companies try to replace the customer service aspect with the bot. And I would say no, like people like talking to people, but replacing back office stuff with a bot that is a no brainer. And that's what the KIN Bot does. And then the third thing is Kinfidence, which is, and we just love these Kin puns. So you'll see them all over the place. We're just a bunch of nerds. And what Kinfidence does is it's not all just about the amount of data you have, and we have a lot. It's about understanding which data sources to trust when and where and how to weight them against each other and understand when you're sure.

Sean Harper:

Right. So, what Kinfidence is doing is it's taking all of the data in, and it's telling us for one facet of the home, let's say the roof, let's say the roof shape, for example, it's going to tell us what it thinks the roof shape is. And it's also going to tell us what the likelihood of it being right is for that roof shape. So maybe it has three different data points that all agree about roof shape. Now it's going to spit out, okay, this is pretty high confidence, high Kinfidence, maybe two of them agree, and one is off by a ton. And now it's going to tell you something different. And so it's a model that's telling us both of those things it's really useful. And then the last one is Thunderwriting, which is our take on underwriting. And sometimes you do need a human to look at something.

Sean Harper:

Maybe the result is really ambiguous. Maybe Kinfidence spit out, we have no idea. All the data sources, disagree. We don't know what to do. And so the legacy insurance way of doing that is you send the whole insurance file to an underwriter. And that's really expensive. It's really slow. And what we do is we've actually created, we'll take just the fields we're uncertain about, and then all of the supporting data. And we send that to this other app, which is the Thunderwriting app. And we have an offshore team actually, who are just data verification experts. And so like, for example, there are a couple of guys in India that worked for Kin that spent all day classifying shingles, guess what? They're really good at classifying shingles. And actually they're pretty fast, right? So you're getting back that's very similar to the response time you'd get from an API and that's really important because then we can process more customers all the way through, without intervention. But what's really cool about this is Thunderwriting...

PART 2 OF 4 ENDS [00:24:04]

Sean Harper:

... about intervention, but what's really cool about this is Thunderwriting actually then creates the training dataset that we use to train all the automated tools, right? So for any sort of AI problem, you're going to need the input value. So you need a training data set, and this is where we get our training data set from.

Moderator:

Interesting. So I have a friend that works in artificial intelligence and some concepts you mentioned are familiar. So are these all bots? Are they all using some sort of machine learning, artificial intelligence and learning continuously with a PDF and the data that's fed to them?

Sean Harper:

Yes. Yeah, there's a lot of ML. I mean some of this is heuristics, but a lot of it is ML and AI.

Moderator:

Okay. S.

Sean Harper:

A super useful tool, especially when you're dealing with these huge data sets.

Moderator:

Okay. No, that's very impressive. You guys are definitely ahead of the game over there. I'm going to come back to you with a question regarding modes, Sean, but Matt I wanted to ask you a question first. Can you elaborate on the key transaction highlights? What is the closing value as of now? How big is the pipe? How much of the closing will you be providing if you can?

Matt Higgins:

Great. And I refer everybody to the investor presentation obviously, but the enterprise value will be $1.03 billion. They'll emerge from the transaction with a $80 million pipe that was led by some great firms like Hudson Structured Senator, partners from related also came in. And as a result, net proceeds between trust, which is $207 million, $80 million pipe metaphase, about $240 million. So A significant amount of money to fund growth for years to come.

Moderator:

So there'll be enough cash to support Kin for the first couple of years, at least?

Matt Higgins:

Yeah, for sure. Absolutely.

Sean Harper:

Yeah, through profitability. Yeah.

Moderator:

Perfect. Sean I wanted to ask you a quick question. Do you guys have a mode? Like why can't the Legacy Insurance Company recreate these bots and just do it themselves as well tomorrow?

Sean Harper:

Yeah, so the Legacy companies have a really hard time doing this. It's actually easier to do a startup and compete with us at this point. And I'll explain why. So for the Legacy guys, they have two really big problems that stops them from starting on the journey that we started on five years ago. And the first is their core systems do not support this. So I talked about our policy admin system before. The Legacy Insurance Companies are all running on these other like very antique systems. So if they want to start using a modern system and doing all this data analysis and stuff, they actually need to do a re-platforming first. And that's a really big project I used. I used to be a management consultant. Lucas, my co-founder used to work at Accenture, we've done these.

Sean Harper:

They're so hard. It's actually so much harder than starting with a blank sheet of paper. And they usually take like, if you're really dedicated to it, if you put hundreds of millions of dollars against it, you could do it in five years. That's very optimistic. So that's one, you have to fix your tech. And then because all of these Legacy Insurance companies rely on the agent to input the data, they actually allow the agent to change the data. They rely on the user input data versus the machine data. They actually need to sort of cut off the value proposition, the agent, the agents hate that. So now you actually have to completely redo your channel. And it's really hard for them because they actually have to eat their own lunch to do that, right? So if the agents learn that you're starting to go direct to consumer, they get pissed off and they leave.

Sean Harper:

And keep in mind that most of these agents are representing like 10 or more carriers so they can switch your business off like that. So these big insurance companies are terrified of it. So if you do the platform shift, if you completely change your channel, then you can start on this journey of figuring out which of these new data sources are predictive of claims. Which is ultimately what you're trying to predict. By the point that happens, we've already been at this five years. So let's say that one of these big incumbents does get their act together and start doing this. They're five to 10 years away from starting to compete with us. At this point, we have a 10 year plus headstart. And the most important part of the moat is what I was just saying, which is the relationship between all of these new sort of data points that are all programmatic and the likelihood of the customer becoming a customer and the likelihood of the customer making a claim.

Sean Harper:

If you understand that full relationship, you're in a really good position because you can figure out exactly who to market to, you can figure out exactly how to price the product, to make sure that you're pricing it appropriately for their risk. And that's the secret sauce is proprietary and really, really hard to copy. You get better at this over time, right? Because the model is fed with more and more data. And that's really what we're building here and we think it will be extremely defensible over time.

Matt Higgins:

What I find fascinating too, it's not quite a moat, but it's really hard to achieve. When I first started interacting with Sean, you wonder who's your average customer and what's their average age. Because I see the ton of DTC businesses and of course they skew younger to early adopters, but then that becomes a problem as you look to scale. You spend more money to go wider, harder to acquire the average age of a Kin customer is 57 years old. And a lot of those customers are taking advantage of the fact that you can either go straight through the process of onboarding digitally or you can pick up a phone and talk to a Kin agent, which is kind of what you need in this hybrid world. And it's showing up in the net promoter score of 85 when the industry is sort of stuck in the 40s. So those aren't modes per se, but I think they're evidence of product market fit and that the world wants or at least the country wants insurance to be sold this way.

Moderator:

100% for sure. Post COVID world, direct to customer is the way to go. And I can clearly see the moat. It's similar to Tesla, they're five to 10 years ahead of the nearest electric vehicle maker. And even though a company in China can break it down to components, it would still take them seven to 10 years to catch up to the same position you guys are in currently.

Matt Higgins:

Right, it's not to pick on Verizon, but why does a Verizon store look so different from an Apple store? It's just kind of like, it's just not easy to do when somebody sort of figures out a different way of doing things. Some of the biggest mistakes I've made in business are when I think, "Oh, we can just do that too." Well, you're sort of discounting how hard that thing is to do. And I think that's what DTC Homeowners Insurance is.

Moderator:

For sure. For sure. The next question, this is directed towards Matt, you a little bit talked about the board of directors that you have. Can you elaborate a little bit more on specifically what they bring to the table for Kin and how did you find this particular board of directors and what makes you think they're the ones that can leverage can to the best possible customer base and growth into the future?

Matt Higgins:

Okay, great question. So I actually encourage everybody later on when we're done, take a look at a study that McKinsey put out. Last, I think October. And it was trying to dissect, are there differences between performance of SPAC cohorts. Trying to figure out, is there a certain segment of SPACs that outperform them and what they identify, if there is, it's operator led SPACs and they found that, you know, the statistics roughly are operator led SPACs outperform other SPACs by something like 40%. And there's a couple of other academic studies that have now verified this general operator premium. So first things first, we're looking at the group that I put together at Omni, there's a strong bias towards operators. People who've been there done that. So I have my group of advisor, Scott Tannen, who created a company called Boll & Branch. Scott understands customer acquisition and how to go DTC.

Matt Higgins:

I won't go through all the competencies, but what the group collectively stands for are the areas that I see are either the areas where DTC struggle as they hit an inflection point and try to scale, but where there's opportunity to sort of amplify, right? So brand is a good example. Emma Shine is the founder of Gin Lane. And Gin Lane has done a ton of different DTCs over the last five, six years. The aesthetic, the brand, she's on my board of directors. Scott Tannen understands customer acquisition and what's the latest going on. Gary Vaynerchuk oversees 900 people who all day long are doing customer acquisition and marketing on behalf of other digitally fueled brands. By virtue of having this group, I can now in real time, pull in all that expertise and then redirect it towards Kin.

Matt Higgins:

And it's happening already. I mean, no exaggeration, Sean and I are talking constantly. They needed a CMO, I helped them source a CMO, Victor Lee, then I went to Gary Vaynerchuk and he recommended ... like it's happening in real time, but that's what operators do. I mean operators see an opportunity and they jump in and they see a problem, they attack it. And so I put together this group for premise on the idea that operators [inaudible 00:32:54] will outperform. And also the idea that operators have a bias toward staying with things. Post merger, post announcement, post transaction. And that's going to be my approach to Kin. Heavily involved and making sure that I'm supporting Sean in whatever way he needs it.

Moderator:

I'll definitely love to go over that paper, if you can forward it to us.

Matt Higgins:

Yeah, I'll send it to you. I'll send you actually there's been, so there has been three, there was a master's thesis that came out about three weeks ago for getting the "Sorry, young man, wherever you are out there. Thank you for studying to be ..." that basically validated it. And there's been another paper by Wolf, but that found similar a cohort of SPACs led by operators that outperform, not just at least the McKinsey found this. Not just other SPACs, but actually the SOP sector. So that's what I tried to replicate, but I didn't replicate it because of the study, I replicated it because it's my DNA. I spend my day all day, my time with founders and operators and what I like about them is they have a bias towards run toward the problem and just figure it out. And that's the approach that Sean and I have been taking throughout this process together ever since we met, first time we had our conversation in February.

Moderator:

And Matt, there's nothing wrong with evidence. Evidence proves itself, right? If operators are the way to go ...

Matt Higgins:

Well, that's what I'm saying. I always believe you can appreciate this as a doctor and a scientist, put yourself in a cohort, if you can, right? Like if you could put yourself within a cohort, which is this cohort, which is already in my DNA, another thing that the study found when their hierarchy of reasons as to why they outperform, one of them was the ability to source great deal flow without relying on a bank, doing a SPAC off and the ability to diligence, right? Like in the process that I've been going under with Sean and we've relied on a ton of experts and people that I've been able to pull directly to figure out what about the CAC? Where are opportunities to expand channels? All the different areas that I might need that expertise. And then thirdly, they found that operators tend to stick with the transaction, the target longer-term from a governance standpoint, which obviously helps de-risk the overall transaction.

Moderator:

For sure. Thanks, Matt. As soon as I get it, we'll dissect it online.

Matt Higgins:

[crosstalk 00:34:54] I'll send it to you.

Moderator:

Yeah. Sean, this is a question for you. Let's say I'm a homeowner, I'm looking for a home insurance plan. How would I even come across Kin insurance? Like how would I even know that they exist? That's question part one. And part two, can you explain to me the whole process from A to Z of what I'll be going through?

Sean Harper:

Yeah. So starting with the first part, a lot of our customers come to us via word of mouth. Actually, there was a really funny story from last week where one of our VC investors posted on Facebook about the SPAC announcement and his mom responded in the Facebook thing. She's like, "Oh, actually we're Kin customers. I didn't know that was a business that you had backed." And his mom, by the way, it's like an 80 year old Indian woman. And he was like, "That's so weird. How did you not know that?" Like, "I didn't tell you about Kin. How did you find out about them?" And she was like, "Oh, we're in this really tight knit Indian community. And your dad's friend told us just to call Kin." And this happens all the time ...

PART 3 OF 4 ENDS [00:36:04]

Sean Harper:

... friend told us just to call Kin. And this happens all the time, it's because our customers love us. It's about 20% of our customers come to us that way. So we do that, and then the other thing that we do is, because we have all of these data, we're really good at specifically targeting the customers that we're a good match for, ones that are likely to convert, ones that match our underwriting criteria, ones that we have a good price for, ones that we think will have a good loss ratio, ones that we think fit from a risk management perspective. We don't want to have too many customers in one place, for example. And we're specifically targeting those customers using an algorithm. So we're bidding on that traffic online. We're sending direct mail. We have a bunch of traffic partnerships with companies like Bank Rate, for example, where we're getting traffic from them, and it's like a math problem, and because we have so much data, we're really good at winning this.

Sean Harper:

The other thing that a lot of people don't realize about insurance is, because home insurance is all sold through these agents, we're actually not competing as other insurance companies. We're competing against these guys, these agents in the strip mall, and they're good at a lot of things, but they're not good at programmatic marketing. They don't have enough data, they don't have the expertise, they don't have the scale to do it well. And so we just run circles around them online. And so if you look online at our reviews, you'll see, why did people choose Kin? They'll say, "Oh, it was a good price, it was easy to get, the customer service was really good." But what they're not telling you is that Kin targeted them specifically because we knew they were likely to become a customer. That's a big part of what we do.

Matt Higgins:

Part of the strategy with Sean is to wear the Kin shirt every single day I've seen him since the first day I met him. So it's pretty remarkable, along with everybody cat Kin. Right, Sean?

Sean Harper:

We're very into our branding. We've got Kin umbrellas, Kin shirt. We've got these really cool yellow Kin sunglasses. I'm going to get a sweet Kin tattoo on my back when this all closes.

Matt Higgins:

Orientation at Kin's called Kindergarten, as you might imagine.

Sean Harper:

We live and breathe it, man. We are so proud of what we've done. And the answer to the second part of your question, what happens, so you enter your address and we ask you a few more clarifying questions. We may ask you to upload a document or something like that, like a picture of home inspection or something. And then you get some choices, and we've bundled it up into packages that we try to make simple, and then you can modify those packages. Now, about 15% of our customers go all the way through. They know exactly what they want and they are really confident and they're just like, boom, boom, boom, boom, boom. But the other 85%, they get stuck. And they're like, "Ah, I think these are the right coverages, but I'm not sure. It's a new house. I don't know that much." Or, "Should I have a million dollars of liability insurance or should I have 500,000? I don't know. I want to talk to someone about it."

Sean Harper:

And those guys, they'll email us or text us or call us or we'll call them, and they have a conversation with us and we guide them through it. And that's why you'll see people actually in our reviews referring to the Kin CSR that they talked to, and that's a big part of it. After that's done, we're going to ask you to go around your house with your phone and take some pictures of the stuff inside the house that we don't have good data on. So a good example of that would be the plumbing under your sink. I want to know what kind of pipes you have. I want to see a picture of your electrical panel. I want to see a picture of your water heater. And there's a bunch of things. And that app, the self-inspection criteria, is going to change based upon the risk profile of the home. So we're going to ask different people different questions, depending on what we already know. And then that's it, then you have insurance. Some people do it in 10 minutes. It can be very easy.

Moderator:

So you can go in 10 minutes from A to Z, from starting an application to closing a quote?

Sean Harper:

Yeah, 100%. You can. Now, that's not the path most customers take. Most customers start the process, when they're starting, they might get 10 quotes, because they're shopping for 10 different homes and they want to see, "Well, what is this one going to cost?" And then they settle on the home a week later, they make an offer, they get it accepted. They go back in, they resume the quote. They realize they have a question about it. So it usually is a more convoluted path. But if you know exactly what you want and you're ready to buy right now, yeah, you can do it in 10 minutes. You could probably do it in three minutes.

Moderator:

Okay. Well, that's awesome. We just bought our home about what a year ago, and going through the same questions, 500,000 versus a million, and just Googling around and looking at Reddit and what other people were doing. These are valid questions people have. And the point you mentioned earlier, people asking their friends where to get insurance, well, that's how our circle does it, of doctors. We just ask who to go with, and so forth. So that definitely really matters for sure. Now, transitioning to one of the last questions. Why can Kin? There's 300 SPACs out there. Why OCA and Kin?

Sean Harper:

Yeah, so I was looking for something that could fill... We're always looking in our investors, we want people who can help with the business. There's so much money out there. You can get money from anybody. And we have some really, really good FinTech investors. That's in our DNA. I had a FinTech company before this. We have Hudson Structured, they're not that well known, but they're the best insurance investors. And in this, we were really looking for somebody who could help us with the marketing side of things, who could help us with the brand building side of things. And Matt found us and he came over, he'll tell you this story too, and I was like, "Whoa, you're amazing at consumer marketing. You have this incredible team around you. You're super well connected and well known in this state," Florida, which is a huge market for us. It was our first market. "This is amazing."

Sean Harper:

And we did talk to a bunch of other SPACs, because, of course, we were on their radar too, and they wanted to talk to us. But this one, it just felt right and it's been fun so far. They're really, really helpful guys and that's really helpful. It's cool.

Matt Higgins:

And I think, from my vantage point, we launched the SPAC in November with a very specific thesis laid out in our S1 about digitally fueled business within that range evaluation where we landed, disrupting a change resistant industry. DTC was one of the categories we would look at. Specifically, a mission-driven business with a mission driven founder with a great management team. But I think the best decisions are relative decisions, so obviously I looked at a ton, and then when I met Sean, I just felt like Kin checked all those boxes. But that's the beginning of the inquiry. There's then a ton of work, and we had this first phone call, and I said. "I really like it, but I need to look you in the eye before we even get going. If I come to the office, can we meet?" And he's like, "Yeah, sure." I was like, "No, I mean like tomorrow morning?" "All right." I said, "I'll be there at 9:00."

Matt Higgins:

And that was the beginning of our journey, and we worked really hard together to understand the business and to do the work and tap into the expertise. But to Sean's point, I think it is actually a perfect marriage. I think when SPACs are done right, you have a sponsor team that really is filling gaps and amplifying opportunities that maybe the company on its own couldn't necessarily take advantage of, or that it would be a lot easier to do. Gary Vaynerchuk is a huge personality. He's running a big firm. It's hard to get his attention and yet Sean and I have had multiple meetings with Gary, and Emmett Shine and Bobby Brown. These are just great people who want to do great work and want this to be an incredible outcome. And Sean, this is one of my criteria, it's a little more nebulous, but you want people who are seeking out change and awareness. You want people who are fundamentally intellectually curious, especially in a founder so that they can avail themselves to whatever it is they need.

Matt Higgins:

And right away, Sean has demonstrated a lack of ego in saying, "Okay, we could use help here. Yeah, we haven't actually amped up our brand as much. People have heard Lemonade more than they've heard of Kin. That's going to change over time, but I sure would love some support." And that's been our dynamic ever since, and my approach to business is servant leadership. "What can I do for you, Sean? Put me to work today. I'm not here to be on a board. I'm here to go to work. I'm also here to be on a board, but I'm here to go to work." And that's been our dynamic ever since, and it's been great. We've been at it for several months now and it's just been nonstop.

Moderator:

That's awesome. Well, definitely looks like you guys have a great working relationship with good spirits and great ideas. We really wish you the best of success with at [inaudible 00:44:48]. And we're going to transition to the second part of this conversation and go online for the few AMA questions we have. We really appreciate your time, Sean. And we know you're super busy. Same for you, Matt. And just send us that paper. We'd love to dissect it online. And best of luck on closing your transaction. Take care.

Matt Higgins:

Thank you. Take care.

Sean Harper:

Bye-bye.

Moderator:

Cheers. Bye-bye.

PART 4 OF 4 ENDS [00:45:15]